SEC FILE NUMBER: 33-27230
                                                 CUSIP NUMBER:

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB [ ] Form 11-K  [ ] Form 20-F
              [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

    For Period Ended: June 30, 2000
    [X ] Transition Report on Form 10-KSB
    [  ] Transition Report on Form 20-F
    [  ] Transition Report on Form 11-K
    [  ] Transition Report on Form 10-Q
    [  ] Transition Report on Form N-SAR
    For the Transition Period Ended: June 30, 2000


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


FOUNTAIN COLONY VENTURES, INC.
_____________________________________________________________________________
Full Name of Registrant


_____________________________________________________________________________
Former Name if Applicable


 27 Hyakunin-cho, Higashi-ku
_____________________________________________________________________________
Address of Principal Executive Office (Street and Number)


 Nagoya, Aichi Prefecture, Japan
_____________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]    (b)  The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

Effective September 22, 2000, Fountain Colony Ventures, Inc. ("Fountain Colony") engaged the accounting firm of BDO International and/or its affiliates as the new independent accountant engaged as the principal accountant to audit Fountain Colony's financial statements. Due to the recent engagement of a new principal auditor, the June 30, 2000 financial statements will not be audited in time to meet the September 28, 2000 filing deadline for Fountain Colony's transitional report on Form 10-KSB for the period ended June 30, 2000. Fountain Colony estimates that the audit will be complete and the report will be filed sometime in October 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Robert N. Wilkinson                 (801)      533-9645
       ______________________________    _________    ________________
       (Name)                           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
       been filed?  If answer is no, identify report(s).    [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
       report or portion thereof?    [ ] Yes   [x] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Fountain Colony Ventures, Inc.
                  __________________________________________
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 28, 2000        By      /s/ Katumori Hayashi
     ___________________            _______________________________________
                                    Katumori Hayashi, President, Chief
                                    Executive Officer and Chairman of the
                                    Board of Directors

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).